March 27, 2014

Re: Extension of expiry date for Series C Warrant Dated June 28, 2013

Gentlemen:

We are providing you this notice under Section 3(b) of the Series C Warrant that is dated June 28, 2013. Pursuant to this section, the Termination Date of the Series C Warrants has been extended from March 28, 2014, to September 30, 2014. This extension is effective as of March 28, 2014, the date of the extension was approved by the board of directors of Stevia First Corp. All other terms and conditions of the Series C Warrants will continue in full force and effect.

If there are any questions, please don’t hesitate to contact me at (XXX) XXX-XXXX, or by email at “XXX@stevia-first.com”. Thank you.

Best regards,

/s/ Robert Brooke

Robert Brooke, CEO

Stevia First Corporation

Stevia First Corp.

5225 Carlson Rd.

Yuba City, CA 95993